Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended September 30, 2010		Years Ended December 31,
			2009		2008		2007		2006		2005
Earnings:
Income (loss) from continuing operations before income tax expense(1)(2)(3)	$(29,685)		$(21,434)		$(510,896)		$(116,728)		$(1,551)		$14,560
Fixed charges	81,357		109,272		96,703		66,483		28,440		15,066
Adjustment to net distributed income of equity investee	4,139		268		—		—		—		—
Interest capitalized	(787)		(2,783)		(8,872)		(3,259)		(2,636)		(217)
Amortization of previously capitalized interest	456		581		309		123		34		—
Non-controlling interest	(3,338)		(3,176)		22,781		3,940		—		—

Total	$52,142		$82,729		$(399,975)		$(49,441)		$24,287		$29,409

Fixed Charges:
Interest cost and debt expense	$78,402		$103,658		$84,843		$61,256		$24,572		$14,175
Interest capitalized	787		2,783		8,872		3,259		2,636		214
Interest allocable to rental expense(4)	2,168		2,831		2,988		1,698		1,232		674

Total fixed charges	81,357		109,272		96,703		66,483		28,440		15,066
Preferred dividends	240		900		2,274		6,250		1,898		—

Total fixed charges and preferred dividends	$81,597		$110,172		$98,977		$72,733		$30,338		$15,066

Ratio of earnings to fixed charges	—	(5)	—	(6)	—	(7)	—	(8)	—	(9)	2.0x

Ratio of earnings to fixed charges and preferred dividends	—	(10)	—	(11)	—	(12)	—	(13)	—	(14)	2.0x

(1)	Includes a non-cash gain recognized on derivatives of $18.6 million for the nine months ended September 30, 2010.
(2)	Includes a gain on asset sales of $108.9 million, a non-cash loss recognized on derivatives of $74.6 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(3)	Includes a $615.7 million non-cash impairment charge to goodwill and other assets, a $113.6 million non-cash gain recognized on derivatives, a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million in face amount of its senior unsecured notes for an aggregate purchase price of approximately $40.1 million, and a net $101.7 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(4)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.
(5)	Our earnings were insufficient to cover our fixed charges by $29.2 million for this period.

(6)	Our earnings were insufficient to cover our fixed charges by $26.5 million for this period.
(7)	Our earnings were insufficient to cover our fixed charges by $496.7 million for this period.
(8)	Our earnings were insufficient to cover our fixed charges by $115.9 million for this period.
(9)	Our earnings were insufficient to cover our fixed charges by $4.2 million for this period.
(10)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $29.5 million for this period.
(11)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $27.4 million for this period.
(12)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $499.0 million for this period.
(13)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $122.2 million for this period.
(14)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $6.1 million for this period.